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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AtriCure, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
04963C209
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04963C209	Page	2	of	14

1	NAMES OF REPORTING PERSONS: Charter Advisors Fund IV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-05501938

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,713

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		8,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,713

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	04963C209	Page	3	of	14

1	NAMES OF REPORTING PERSONS: Charter Entrepreneurs Fund IV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-055-1941

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,399

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		27,399

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,399

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.23%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	04963C209	Page	4	of	14

1	NAMES OF REPORTING PERSONS: CLS I-IV, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-060-6802

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		702,305

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		702,305

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	702,305

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	04963C209	Page	5	of	14

1	NAMES OF REPORTING PERSONS: Charter Ventures IV Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-054-7508

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,112

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		36,112

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	36,112

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.30%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	04963C209	Page	6	of	14

1	NAMES OF REPORTING PERSONS: A. Barr Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		738,417

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		738,417

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	738,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04963C209	Page	7	of	14

1	NAMES OF REPORTING PERSONS: Dr. Donald C. Harrison

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		223,417

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		702,305

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		223,417

WITH:	8	SHARED DISPOSITIVE POWER:

		702,305

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	925,722

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.67%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04963C209	Page	8	of	14

1	NAMES OF REPORTING PERSONS: Fred M. Schwarzer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		702,305

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		702,305

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	702,305

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04963C209	Page	9	of	14

1	NAMES OF REPORTING PERSONS: Dr. Nelson Teng

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		702,305

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		702,305

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	702,305

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.	(a)	Name of Issuer:

AtriCure, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

6033 Schumacher Park Drive West Chester, OH 45069

Item 2.	(a)	Name of Person Filing:

(1) Charter Advisors Fund IV, L.P. (“CAF”)

(2) Charter Entrepreneurs Fund IV, L.P. (“CEF”)

(3) CLS I-IV, LLC (“CLS”)

(4) Charter Ventures IV Partners, LLC (“CV IV”)

(5) A. Barr Dolan

(6) Dr. Donald C. Harrison

(7) Fred M. Schwarzer

(8) Dr. Nelson Teng

CV IV is the General Partner of CAF and CEF and Mr. Dolan is the individual Manager of CV IV. Mr. Dolan, Dr. Harrison, Mr. Schwarzer and Dr. Teng are individual Managers of CLS. Dr. Harrison is a member of the Board of Directors of the Issuer. The entities and persons named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office, or, if none, Residence:

Charter Venture Capital 525 University Avenue Palo Alto, California 94301

	(c)	Citizenship:

Entities:

CAF — Delaware CEF — Delaware CLS — Delaware CV IV — Delaware

Individuals:

Mr. Dolan — United States Dr. Harrison — United States Mr. Schwarzer — United States Dr. Teng — United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

04963C209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)J).

Item 4.	Ownership

See rows 5 through 11 of the cover page for each Reporting Person. The ownership percentages are based on 12,066,005 shares of Common Stock of the Issuer reported to be outstanding as of October 31, 2005 in a Form 10-Q filed with the SEC on November 15, 2005.

As of December 31, 2005,

(i) CAF is the record holder of 8,052 shares of Common Stock and warrants exercisable for 661 shares of Common Stock;

(ii) CEF is the record holder of 25,534 shares of Common Stock and warrants exercisable for 1,865 shares of Common Stock;

(iii) CLS is the record holder of 667,472 shares of Common Stock and warrants exercisable for 34,833 shares of Common Stock; and

(iv) Dr. Harrison is the record holder of 193,291 shares of Common Stock, options exercisable for 21,316 shares of Common Stock and warrants exercisable for 8,810 shares of Common Stock.

CV IV is the General Partner of CAF and CEF and Mr. Dolan is the individual Manager of CV IV. By virtue of such relationships, CV IV and Mr. Dolan may each be deemed to be the beneficial owners of the shares of Common Stock held by CAF and CEF. Mr. Dolan, Dr. Harrison, Mr. Schwarzer and Dr. Teng are individual Managers of CLS. By virtue of this relationship, Mr. Dolan, Dr. Harrison, Mr. Schwarzer and Dr. Teng may each be deemed to be the beneficial owners of the shares of Common Stock held by CLS.

Each Reporting Person expressly disclaims beneficial ownership except to the extent of his or its pecuniary interest therein, if any of any shares of Common Stock, except in the case of (i) CAF for the 8,713 shares and warrants which it holds of record, (ii) CEF for the 27,399 shares and warrants it holds of record, (iii) CLS for the 702,305 shares and warrants it holds of record and (iv) Dr. Harrison for the 223,417 shares, options and warrants he holds of record.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2006

Charter Advisors Fund IV, L.P.

By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

Charter Entrepreneurs Fund IV, L.P.

By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name: Fred M. Schwarzer
Title: Managing Member

Charter Ventures IV Partners, LLC

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

/s/ A. Barr Dolan
A. Barr Dolan, an individual
/s/ Dr. Donald C. Harrison
Dr. Donald C. Harrison, an individual
/s/ Fred M. Schwarzer
Fred M. Schwarzer, an individual
/s/ Dr. Nelson Teng
Dr. Nelson Teng, an individual

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)